CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $6.50 per share	$1,690,500,000.00	$94,329.90

(1)	Assuming exercise in full of the underwriters’ over-allotment option.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-156387

Prospectus Supplement

(To Prospectus dated December 22, 2008)

60,000,000 Shares

American Electric Power Company, Inc.

Common Stock

$24.50 per share

We are offering 60,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “AEP.” On April 1, 2009, the closing price of our common stock on the New York Stock Exchange was $25.41 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$24.500	$1,470,000,000
Underwriting discount	$0.735	$44,100,000
Proceeds, before expenses, to American Electric Power Company, Inc.	$23.765	$1,425,900,000

We have granted the underwriters an option to purchase up to 9,000,000 additional shares of our common stock at the initial public offering price less the underwriting discount to cover over-allotments, if any. If this option is exercised in full, we will receive $213,885,000 of additional proceeds, before expenses, and the total underwriting discount will be $50,715,000.

The underwriters expect to deliver the shares to purchasers on or about April 7, 2009.

Joint Book-Running Managers

Credit Suisse	J.P.Morgan

Barclays Capital	Citi	Morgan Stanley

Co-Managers

Goldman, Sachs & Co.	UBS Investment Bank	Wachovia Securities

ABN AMRO Incorporated	KeyBanc Capital Markets	Mitsubishi UFJ Securities

April 1, 2009

Prospectus Supplement

Prospectus

The Company	2
Prospectus Supplements	2
Risk Factors	2
Where You Can Find More Information	2
Ratio of Earnings to Fixed Charges	4
Use of Proceeds	4
Description of the Senior Notes	4
Description of Common Stock	10
Description of the Junior Subordinated Debentures	11
Description of the Stock Purchase Contracts and the Stock Purchase Units	17
Book-Entry System	17
Plan of Distribution	20
Legal Opinions	21
Experts	22

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of Common Stock (the “Shares”) and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to the Shares. If the description of the Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus and in any written communication from the Company or the underwriters specifying the final terms of the offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to various risks and uncertainties. Actual results may vary materially. Among the factors that could cause actual results to differ materially include, but are not limited to:

•	The economic climate and growth in, or contraction within, our service territory and changes in market demand and demographic patterns.

•	Inflationary or deflationary interest rate trends.

•

Volatility in the financial markets, particularly developments affecting the availability of capital on reasonable terms and developments impairing our ability to finance new capital projects and refinance existing debt at attractive rates.

•	The availability and cost of funds to finance working capital and capital needs, particularly during periods when the time lag between incurring costs and recovery is long and the costs are material.

•	Electric load and customer growth.

•	Weather conditions, including storms.

•	Available sources and costs of, and transportation for, fuels and the creditworthiness and performance of fuel suppliers and transporters.

•

Availability of generating capacity and the performance of our generating plants including our ability to restore Indiana Michigan Power Company’s Donald C. Cook Nuclear Plant Unit 1 in a timely manner.

•	Our ability to recover regulatory assets and stranded costs in connection with deregulation.

•	Our ability to recover increases in fuel and other energy costs through regulated or competitive electric rates.

•

Our ability to build or acquire generating capacity and transmission line facilities (including our ability to obtain any necessary regulatory or siting approvals and permits) when needed at acceptable prices and terms and to recover those costs (including the costs of projects that are cancelled) through applicable rate cases or competitive rates.

•	New legislation, litigation and government regulation including requirements for reduced emissions of sulfur, nitrogen, mercury, carbon, soot or particulate matter and other substances.

•

Timing and resolution of pending and future rate cases, negotiations and other regulatory decisions (including rate or other recovery of new investments in generation, distribution and transmission service and environmental compliance).

•	Resolution of litigation (including disputes arising from the bankruptcy of Enron Corp. and related matters).

•	Our ability to constrain operation and maintenance costs.

•	Our ability to develop and execute a strategy based on a view regarding prices of electricity, natural gas and other energy-related commodities.

•	Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading market.

•	Actions of rating agencies, including changes in the ratings of debt.

•	Volatility and changes in markets for electricity, natural gas, coal, nuclear fuel and other energy-related commodities.

•	Changes in utility regulation, including the implementation of the recently passed utility law in Ohio and the allocation of costs within regional transmission organizations, including PJM and SPP.

•	Accounting pronouncements periodically issued by accounting standard-setting bodies.

•

The impact of volatility in the capital markets on the value of the investments held by our pension, other postretirement benefit plans and nuclear decommissioning trust and the impact on future funding requirements.

•	Prices for power that we generate and sell at wholesale.

•	Changes in technology, particularly with respect to new, developing or alternative sources of generation.

•	Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes and other catastrophic events.

In light of these risks, uncertainties and assumptions, the forward-looking statements contained or incorporated by reference in this prospectus supplement might not occur. Neither AEP nor the underwriters undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov or at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the Shares offered hereby or the offering is terminated:

•	Annual Report on Form 10-K for the year ended December 31, 2008; and

•	Current Reports on Form 8-K dated January 27, 2009, March 18, 2009 and March 30, 2009.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. R. Buonavolonte

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215

(614) 716-1000

SUMMARY INFORMATION

The following information supplements, and should be read together with, the information contained in the accompanying prospectus. You should carefully read this prospectus supplement and the accompanying prospectus as well as the documents they incorporate by reference, before making an investment decision. Unless we state otherwise or the context otherwise requires, references appearing in this prospectus supplement to the “Company”, “we”, “us” and “our” should be read to refer to American Electric Power Company, Inc. and its subsidiaries.

American Electric Power Company, Inc.

We are one of the largest investor-owned public utility holding companies in the United States. We provide, directly or indirectly, generation, transmission and distribution services to over five million retail customers in eleven states (Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia) through our electric utility operations.

We operate an extensive portfolio of assets including:

•	Almost 39,000 megawatts of generating capacity, one of the largest complements of generation in the U.S.

•	Approximately 39,000 miles of transmission lines, including 2,116 miles of 765kV lines, the backbone of the electric interconnection grid in the Eastern U.S.

•	212,781 miles of distribution lines that deliver electricity to 5.2 million customers.

•	Substantial coal transportation assets (more than 9,100 railcars, 2,978 barges, 58 towboats and a coal handling terminal with 20 million tons of annual capacity).

Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio, and our telephone number is (614) 716-1000.

Recent Developments

Please refer to the discussion in “American Electric Power Company, Inc. and Subsidiary Companies Management’s Financial Discussion and Analysis of Results of Operations” (“MD&A”) in our annual report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) under the heading “Executive Overview—Outlook for 2009” and under the caption “Economic Slowdown”. In the first quarter of 2009, the trends referred to in the Form 10-K have continued and will have a negative effect on our results of operations for 2009. Consistent with those trends, we have seen a significant decrease in gross margin from our off-system sales due to reduced demand and unfavorable changes in commodity prices. These adverse effects may be partially offset by recent rate increases in certain of the jurisdictions where we operate. Please refer to the discussion in MD&A in the Form 10-K under the caption “Capital Expenditures”. We now expect capital expenditures for 2010 to total approximately $1.8 billion. Please refer to MD&A in the Form 10-K under the captions “Capital Markets” and “Summary Obligation Information”. Based on a recently completed actuarial study, we now estimate that our minimum contributions to our pension trust will be $475 million in 2010 and $283 million in 2011.

The Offering

Common stock offered	60,000,000 Shares. We have granted the underwriters an option to purchase up to an additional 9,000,000 Shares in order to cover over-allotments, if any.

Use of proceeds	The net proceeds of this offering, after deducting offering expenses and underwriting discounts and commissions, are estimated to be $1,425,500,000 (or $1,639,385,000, if the over-allotment option is exercised in full). We intend to use the net proceeds to repay outstanding indebtedness.

Dividend policy	The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our subsidiaries. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting rights	The holders of our common stock are entitled to one vote for each share of common stock held. The holders of our common stock are entitled to cumulate their votes when voting for the election of directors. Management is recommending to the holders of our common stock at the 2009 Annual Meeting of Shareholders to vote in support of a proposal that would eliminate the ability to cumulate votes in the election of directors.

Risk factors	An investment in our common stock is subject to risks. Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus supplement or the accompanying prospectus for a discussion of factors you should carefully consider before investing in the Shares.

Trading symbol	Our common stock is listed on the New York Stock Exchange under the symbol “AEP”.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES

SELECTED CONSOLIDATED FINANCIAL DATA

	2008		2007	2006		2005		2004
STATEMENTS OF INCOME DATA	(in millions)
Total Revenues	$14,440	(a)	$13,380	$12,622		$12,111		$14,245

Operating Income	$2,787	(a)	$2,319	$1,966		$1,927		$1,983

Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change	$1,368	(a)	$1,144	$992		$1,029		$1,127
Discontinued Operations, Net of Tax	12		24	10		27		83

Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	1,380		1,168	1,002		1,056		1,210
Extraordinary Loss, Net of Tax	—		(79)	—		(225	) (b)	(121)
Cumulative Effect of Accounting Change, Net of Tax	—		—	—		(17)		—

Net Income	$1,380	(a)	$1,089	$1,002		$814		$1,089

BALANCE SHEETS DATA	(in millions)
Property, Plant and Equipment	$49,710		$46,145	$42,021		$39,121		$37,294
Accumulated Depreciation and Amortization	16,723		16,275	15,240		14,837		14,493

Net Property, Plant and Equipment	$32,987		$29,870	$26,781		$24,284		$22,801

Total Assets	$45,155		$40,319 (c)	$37,877	(c)	$35,662	(c)	$34,388 (c)

Common Shareholders’ Equity	$10,693		$10,079	$9,412		$9,088		$8,515

Cumulative Preferred Stocks of Subsidiaries	$61		$61	$61		$61		$127

Long-term Debt (d)	$15,983		$14,994	$13,698		$12,226		$12,287

Obligations Under Capital Leases (d)	$325		$371	$291		$251		$243

COMMON STOCK DATA
Basic Earnings (Loss) per Common Share:
Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change	$3.40		$2.87	$2.52		$2.64		$2.85
Discontinued Operations, Net of Tax	0.03		0.06	0.02		0.07		0.21

Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	3.43		2.93	2.54		2.71		3.06
Extraordinary Loss, Net of Tax	—		(0.20)	—		(0.58)		(0.31)
Cumulative Effect of Accounting Change, Net of Tax	—		—	—		(0.04)		—

Basic Earnings Per Share	$3.43		$2.73	$2.54		$2.09		$2.75

Weighted Average Number of Basic Shares Outstanding (in millions)	402		399	394		390		396

Market Price Range:
High	$49.11		$51.24	$43.13		$40.80		$35.53
Low	$25.54		$41.67	$32.27		$32.25		$28.50

Year-end Market Price	$33.28		$46.56	$42.58		$37.09		$34.34

Cash Dividends Paid per Common Share	$1.64		$1.58	$1.50		$1.42		$1.40

Dividend Payout Ratio	47.8%		57.9%	59.1%		67.9%		50.9%

Book Value per Share	$26.33		$25.17	$23.73		$23.08		$21.51

(a)	Includes provision for revenue refund as ordered by the FERC.
(b)	Extraordinary Loss, Net of Tax for 2005 reflects the stranded cost of one or our Texas utility subsidiaries.
(c)	Includes reclassification of assets due to FSP FIN 39-1 adoption effective in 2008.
(d)	Includes portion due within one year.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, before investing in the Shares. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in the Shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analyst reports, recommendations or earnings estimates regarding us, other comparable companies or the industry generally, and our ability to meet those estimates;

•	actual or anticipated fluctuations in quarterly financial operating results;

•	volatility in the equity securities market;

•	sales, or anticipated sales, of large blocks of our stock; and

•	those factors referred to under “Forward-Looking Information”, above.

If we are deferring payments on our outstanding junior subordinated debt securities or are in default under the indenture governing those securities, we will be prohibited from making distributions on the common stock.

The terms of our outstanding junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock, or purchasing, acquiring, or making a liquidation payment on such stock, if an event of default has occurred and is continuing under the Junior Subordinated Indenture dated March 1, 2008.

CAPITALIZATION AND SHORT-TERM DEBT

The following table sets forth our capitalization and short-term debt as of December 31, 2008. For a discussion of the application of the proceeds of this offering, see “Use of Proceeds.”

	As of December 31, 2008
	(in millions)
Debt:
Short-term debt	$1,976	6.88%
Long-term debt, including amounts due within one year	15,983	55.66%

Total debt	17,959	62.55%

Cumulative preferred stock not subject to mandatory redemption	61	0.21%

Common shareholders’ equity:
Common stock, par value $6.50*	2,771	9.65%
Paid-in capital	4,527	15.77%
Retained earnings	3,847	13.40%
Accumulated other comprehensive income (loss)	(452)	(1.57)%

Total common shareholders’ equity	10,693	37.24%
Total capitalization	$28,713	100.00%

*	600 million shares authorized, 426,321,248 shares issued (20,249,992 shares were held in treasury at December 31, 2008).

SPECIFIC TERMS OF THE SHARES

Please read the following information concerning the Shares in conjunction with the statements under “Description of the Common Stock” in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and, except as noted above, should be read in conjunction with the description in the accompanying prospectus.

Shareholders

On April 1, 2009, the last reported sale price of our common stock on the NYSE was $25.41. As of April 1, 2009, there were approximately 99,000 holders of record of our common stock. The Company’s Annual Meeting of Shareholders will be held on April 28, 2009. Only shareholders who owned shares on the record date, March 2, 2009, are entitled to vote and attend the meeting. Because the Shares will be issued and sold after that record date, purchasers of the Shares will not be entitled to notice of, to vote or to attend at the Annual Meeting.

Dividend Policy

The holders of our common stock are entitled to receive the dividends declared by our board of directors, provided funds are legally available for such dividends. We have declared common stock dividends payable in cash in each quarter since July 1910, representing 395 consecutive quarters. Our income derives from our common stock equity in the earnings of our subsidiaries. Our board of directors declared a quarterly dividend of $0.41 per share in January 2009, which was paid March 10, 2009 to holders of record on February 10, 2009. Future dividends may vary depending upon our profit levels, operating cash flows and capital requirements, as well as financial and other business conditions existing at the time. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. For more information, see “Certain Limitations on the Payment of Dividends and Other Distributions”, below.

Certain Limitations on the Payment of Dividends and Other Distributions

We have issued $315 million aggregate principal amount of junior subordinated debentures pursuant to a Junior Subordinated Indenture dated March 1, 2008 (the “Junior Subordinated Debentures”). The Junior Subordinated Debentures will mature on March 1, 2063, subject to extensions to no later than March 1, 2068. We have the option to defer interest payments on our Junior Subordinated Debentures for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock. We do not anticipate any deferral of those interest payments in the foreseeable future.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “AEP”. The following table sets forth the high and low sale prices, as reported on the New York Stock Exchange and the cash dividends declared on the common stock for the periods indicated. As of December 31, 2008, there were 406,071,256 shares of our common stock outstanding.

	Common Stock
Period	High	Low	Dividends
2007:
First Quarter	$49.47	$41.67	$0.39
Second Quarter	51.24	43.39	0.39
Third Quarter	48.83	42.46	0.39
Fourth Quarter	49.49	45.05	0.41

2008:
First Quarter	$49.11	$39.35	$0.41
Second Quarter	45.95	39.46	0.41
Third Quarter	41.60	34.86	0.41
Fourth Quarter	37.28	25.54	0.41

2009:
First Quarter	$34.34	$24.00	$0.41
Second Quarter (through April 1, 2009)	25.66	24.75	—

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the Shares in this offering of $1,425,500,000, after deducting expenses and underwriting discounts and commissions, or $1,639,385,000, if the underwriters exercise in full their option to purchase additional Shares.

We intend to use the net proceeds of this offering to repay outstanding indebtedness. See “Underwriting”.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not consider foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as financial institutions, insurance companies, tax-exempt organizations, real estate investment trusts, hybrid entities, certain former citizens or residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, broker-dealers, traders in securities, investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”) or non-U.S. holders that hold the common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. This discussion is limited to Non-U.S. Holders that acquire our common stock pursuant to this offering and that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships (or other entity treated as a partnership) holding common stock should consult their tax advisors.

As used herein, a “U.S. Holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. As used herein, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not a U.S. Holder.

This summary is for general purposes only. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular beneficial owner of our common stock. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, the effect of any change in applicable tax law, and their entitlement to benefits under an applicable tax treaty.

Dividends

If we pay dividends on our common stock, those dividends will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid U.S. federal backup withholding as discussed below) for dividends paid will be required, prior to the payment of dividends (a) to provide a properly completed Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale at the applicable graduated U.S. federal income tax rates, and, if it is a corporation, may also be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax (unless an applicable income tax treaty provides for an exemption or a lower rate) on the gain derived from the sale, which tax may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the United States).

We believe we have not been, are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. If the Company is or becomes a U.S. real property holding corporation, so long as the common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held, directly or indirectly, more than five percent of the common stock (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) will be subject to U.S. federal income tax on the disposition of the common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or information exchange agreement.

A Non-U.S. Holder will be subject to backup withholding (currently, at a rate of 28%) and additional information reporting on reportable payments unless applicable certification requirements are met.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Federal Estate Tax

Unless an applicable estate tax or other treaty provides otherwise, shares of our common stock held by an individual who at the time of death is not a citizen or resident of the United States will be included in such holder’s gross estate for U.S. federal estate tax purposes, and, therefore, may be subject to U.S. federal estate tax. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for

U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, or vice versa.

UNDERWRITING

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are the joint book-running managers of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
J.P. Morgan Securities Inc.	15,600,000
Credit Suisse Securities (USA) LLC	12,420,000
Barclays Capital Inc.	6,660,000
Citigroup Global Markets Inc.	6,660,000
Morgan Stanley & Co. Incorporated	6,660,000
Goldman, Sachs & Co.	2,800,000
UBS Securities LLC	2,800,000
Wachovia Capital Markets, LLC	2,800,000
ABN AMRO Incorporated	1,200,000
KeyBanc Capital Markets Inc.	1,200,000
Mitsubishi UFJ Securities (USA), Inc.	1,200,000

Total	60,000,000

The underwriters are offering the Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Shares (other than those covered by the over-allotment option described below, unless and until this option is exercised) if they purchase any of the Shares. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Shares to dealers at the public offering price less a concession not to exceed $0.441 per share. If all of the Shares are not sold at the initial offering price, the joint book-running managers may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 9,000,000 additional Shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Shares approximately proportionate to that underwriter’s initial purchase commitment.

The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 9,000,000 additional Shares.

	Paid by American Electric Power
	No Exercise	Full Exercise
Per share	0.735	0.735
Total	44,100,000	50,715,000

We have agreed and our executive officers and directors have agreed that, for a period of 60 days from April 1, 2009, we and they will not, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. However, we may grant options to purchase shares and issue shares upon the exercise of outstanding options under our existing stock option plans. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed on the NYSE under the symbol “AEP.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of Shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-

counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”) or (iii) high net worth entities and other persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement and accompanying prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that an offer of securities may be made to the public, with effect from and including the Relevant Implementation Date, in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, each as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State, and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

We estimate that our portion of the total expenses of this offering of Shares, exclusive of underwriting discounts and commissions, will be approximately $400,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters and certain of their affiliates have performed investment banking, advisory, general financing and commercial banking services for us and our subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of their business. Affiliates of the underwriters are lenders under the Company’s credit facilities.

Because 10% or more of the proceeds of this offering, not including underwriter compensation, will be paid to affiliates of the underwriters who are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”), this offering is being conducted pursuant to FINRA Rule 5110(h).

LEGAL OPINIONS

Certain legal matters with respect to this offering of Shares will be passed on for us by Thomas G. Berkemeyer, Esq., Associate General Counsel of American Electric Power Service Corporation, one of our affiliates, or William E. Johnson, Esq., Senior Counsel of American Electric Power Service Corporation, and Hunton & Williams LLP, New York, New York and for the underwriters by Dewey & LeBoeuf LLP, New York, New York. From time to time, Dewey & LeBoeuf LLP acts as counsel to our affiliates for some matters.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated by reference in this prospectus supplement from American Electric Power Company, Inc. and subsidiary companies’ (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of American Electric Power Company, Inc. and subsidiary companies’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and, as to the report related to the consolidated financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2007 and 2006, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated by reference herein. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

AMERICAN ELECTRIC POWER COMPANY, INC.

1 RIVERSIDE PLAZA

COLUMBUS, OHIO 43215

(614) 716-1000

SENIOR NOTES

COMMON STOCK

JUNIOR SUBORDINATED DEBENTURES

STOCK PURCHASE CONTRACTS

STOCK PURCHASE UNITS

TERMS OF SALE

This prospectus contains summaries of the general terms of the securities. You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the available prospectus supplement carefully before you invest.

The common stock of American Electric Power Company, Inc. is listed on the New York Stock Exchange under the symbol “AEP”. The last reported sale of the common stock on the New York Stock Exchange on December 18, 2008 was $31.42 per share.

In this prospectus, unless the context indicates otherwise, the words “we”, “ours” and “us” refer to American Electric Power Company, Inc. and its consolidated subsidiaries.

INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 2 FOR MORE INFORMATION.

The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2008.

THE COMPANY

We are a public utility holding company that owns, directly or indirectly, all of the outstanding common stock of our domestic electric utility subsidiaries and varying degrees of other subsidiaries. Substantially all of our operating revenues derive from the furnishing of electric service. We were incorporated under the laws of New York in 1906 and reorganized in 1925. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215, and our telephone number is (614) 223-1000.

We own, directly or indirectly, all the outstanding common stock of the following operating public utility companies: AEP Texas Central Company, AEP Texas North Company, Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and Wheeling Power Company. These operating public utility companies supply electric service in portions of Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia. We also own all of the outstanding common stock of American Electric Power Service Corporation, which provides accounting, administrative, information systems, engineering, financial, legal, maintenance and other services to us and our subsidiaries.

PROSPECTUS SUPPLEMENTS

We will provide information to you about the securities in up to three separate documents that progressively provide more detail: (a) this prospectus provides general information some of which may not apply to your securities, (b) the accompanying prospectus supplement provides more specific terms of your securities, and (c) the pricing supplement, if any, provides the final terms of your securities. It is important for you to consider the information contained in this prospectus, the prospectus supplement, and the pricing supplement, if any, in making your investment decision.

RISK FACTORS

Investing in our securities involves risk. Please see the risk factors described in our most recent Annual Report on Form 10-K and all subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our securities.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also examine our SEC filings through the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (including any documents filed after the date of the initial registration statement and prior to its effectiveness) until we sell all the securities.

•	Annual Report on Form 10-K for the year ended December 31, 2007;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;
•	Current Report on Form 8-K filed March 20, 2008;
•	Current Report on Form 8-K filed April 10, 2008;
•	Current Report on Form 8-K filed July 1, 2008;
•	Current Report on Form 8-K filed July 23, 2008;
•	Current Report on Form 8-K filed October 10, 2008
•	Current Report on Form 8-K filed December 2, 2008; and
•	Current Report on Form 8-K filed December 9, 2008.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. R. Buonavolonte

American Electric Power Service Corporation

1 Riverside Plaza

Columbus, Ohio 43215

614-716-1000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement and in any written communication from us or any underwriters specifying the final terms of the particular offering. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

RATIO OF EARNINGS TO FIXED CHARGES

The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

Twelve Months Period Ended	Ratio
December 31, 2003	1.81
December 31, 2004	2.69
December 31, 2005	2.57
December 31, 2006	2.47
December 31, 2007	2.43
September 30, 2008	2.76

The Ratio of Earnings to Fixed Charges for the nine-months ended September 30, 2008 was 3.04. For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and Form 10-Q. See Where You Can Find More Information on page 2.

USE OF PROCEEDS

The net proceeds from the sale of any of the offered securities by us will be used for general corporate purposes relating to our business. Unless stated otherwise in a prospectus supplement, these purposes include redeeming or repurchasing outstanding debt, replenishing working capital, and financing our subsidiaries’ ongoing construction and maintenance programs. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations. At December 18, 2008, our outstanding short-term debt was approximately $1.969 billion.

The prospectus supplement of a particular offering of securities will identify the use of proceeds for the offering.

If this prospectus is used for resale of our common stock by any of our affiliates (see Plan of Distribution—Affiliates and Resale Prospectus below), we will not receive any proceeds from any such resale.

DESCRIPTION OF THE SENIOR NOTES

General

We will issue the Senior Notes directly to the public, to a trust or as part of a Stock Purchase Unit, under an Indenture dated May 1, 2001 between us and the Trustee, The Bank of New York Mellon. This prospectus briefly outlines some provisions of the Indenture. If you would like more information on these provisions, you should review the Indenture and any supplemental indentures or company orders that we have filed or will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee’s offices at 101 Barclay Street, New York, New York.

The Indenture does not limit the amount of Senior Notes that may be issued. The Indenture permits us to issue Senior Notes in one or more series or tranches upon the approval of our board of directors and as described in one or more company orders or supplemental indentures. Each series of Senior Notes may differ as to their terms. The Indenture also gives us the ability to reopen a previous issue of a series of Senior Notes and issue additional Senior Notes of such series.

Because we are a holding company, the claims of creditors of our subsidiaries will have a priority over our equity rights and the rights of our creditors (including the holders of the Senior Notes) to participate in the assets of the subsidiary upon the subsidiary’s liquidation.

The Senior Notes are unsecured and will rank equally with all our unsecured unsubordinated debt. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See Where You Can Find More Information.

A pricing or prospectus supplement will include the final terms for each Senior Note. If we decide to list upon issuance any Senior Note or Senior Notes on a securities exchange, a pricing or prospectus supplement will identify the exchange and state when we expect trading could begin. The following terms of the Senior Notes that we may sell at one or more times will be established in the applicable pricing or prospectus supplement:

–	Maturity
–	Fixed or floating interest rate
–	Remarketing features
–	Certificate or book-entry form
–	Redemption
–	Not convertible, amortized or subject to a sinking fund
–	Interest paid on fixed rate Senior Notes quarterly or semi-annually
–	Interest paid on floating rate Senior Notes monthly, quarterly, semi-annually, or annually
–	Issued in multiples of a minimum denomination
–	Ability to defer payment of interest
–	Any other terms not inconsistent with the Indenture
–	Issued with Original Issue Discount

The Senior Notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. Unless an applicable pricing or prospectus supplement states otherwise, the Senior Notes will not be subject to any conversion, amortization, or sinking fund. We expect that the Senior Notes issued to the public will be “book-entry,” represented by a permanent global Senior Note registered in the name of The Depository Trust Company, or its nominee. We reserve the right, however, to issue Senior Note certificates registered in the name of the Senior Noteholders.

In the discussion that follows, whenever we talk about paying principal on the Senior Notes, we mean at maturity or redemption. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time and all references to New York mean the City of New York, unless otherwise noted.

The Indenture does not protect holders of the Senior Notes if we engage in a highly leveraged transaction.

The following terms may apply to each Senior Note as specified in the applicable pricing or prospectus supplement and the Senior Note:

Redemptions

If we issue redeemable Senior Notes, we may redeem such Senior Notes at our option unless an applicable pricing or prospectus supplement states otherwise. The pricing or prospectus supplement will state the terms of redemption. We may redeem Senior Notes in whole or in part by delivering written notice to the Senior Noteholders no more than 60, and not less than 30, days prior to redemption. If we do not redeem all the Senior Notes of a series at one time, the Trustee selects the Senior Notes to be redeemed in a manner it determines to be fair.

Remarketed Notes

If we issue Senior Notes with remarketing features, an applicable pricing or prospectus supplement will describe the terms for the Senior Notes including: interest rate, remarketing provisions, our right to purchase or redeem Senior Notes, the holders’ right to tender Senior Notes, and any other provisions.

Note Certificates-Registration, Transfer, and Payment of Interest and Principal

Unless otherwise indicated in the applicable prospectus supplement, each series of Senior Notes issued to the public will be issued initially in the form of one or more global notes, in registered form, without coupons, as described under Book-Entry System. However, if we issue Senior Note certificates, they will be registered in the name of the Senior Noteholder. The Senior Notes may be transferred or exchanged, pursuant to administrative procedures in the Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments to public holders of Senior Note certificates will be made by check.

Original Issue Discount

We may issue the Senior Notes at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those Senior Notes.

Interest Rate

The interest rate on the Senior Notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the Senior Note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a Senior Note after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Senior Notes

A pricing or prospectus supplement will designate the record dates, payment dates, our ability to defer interest payments and the fixed rate of interest payable on a Senior Note. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

Each floating rate Senior Note will have an interest rate formula. The applicable pricing or prospectus supplement will state the initial interest rate or interest rate formula on each Senior Note effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

The following are events of default under the Indenture with respect to any series of Senior Notes, unless we state otherwise in the applicable prospectus supplement:

–	failure to pay for three business days the principal of (or premium, if any, on) that series of Senior Notes when due and payable;
–	failure to pay for 30 days any interest on that series of Senior Notes when due and payable;
–	failure to perform any other requirements in such Senior Notes, or in the Indenture in regard to such Senior Notes, for 90 days after notice;
–	certain events of our bankruptcy or insolvency; or
–	any other event of default specified in a series of Senior Notes.

An event of default for a particular series of Senior Notes does not necessarily mean that an event of default has occurred for any other series of Senior Notes issued under the Indenture. If an event of default occurs and continues, the Trustee or the holders of at least 33% of the principal amount of the Senior Notes of the series affected may require us to repay the entire principal of the Senior Notes of such series immediately (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the Senior Notes of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Trustee must within 90 days after a default occurs, notify the holders of the Senior Notes of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Trustee, signed by an officer, concerning any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the Senior Notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to such Senior Notes.

Modification of Indenture

Under the Indenture, our rights and obligations and the rights of the holders of any Senior Notes may be changed. Any change affecting the rights of the holders of any series of Senior Notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Senior Notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or reduce the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of Senior Notes and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any Senior Noteholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser (i) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (ii) expressly assumes the payment of principal, premium, if any, and interest on the Senior Notes.

Legal Defeasance

We will be discharged from our obligations on the Senior Notes of any series at any time if:

–	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Note of the series, and
–	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of Senior Noteholders of that series will not change as a result of our performing the action described above.

If this happens, the Senior Noteholders of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Senior Notes and replacement of lost, stolen or mutilated Senior Notes.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Senior Notes of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an event of default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Trustee to pay all amounts due on the Senior Notes of that series. In that instance, we would remain liable for such amounts.

Governing Law

The Indenture and Senior Notes of all series will be governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Trustee in the normal course of business. The Trustee is also the Subordinated Indenture Trustee under the Subordinated Indenture relating to the Junior Subordinated Debentures.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock currently consists of 600,000,000 shares of common stock, par value $6.50 per share. 403,554,634 shares of our common stock were issued and outstanding as of October 30, 2008. Our common stock, including the common stock offered in this prospectus once issued, is listed on the New York Stock Exchange. Computershare Trust Company, N.A., P.O. Box 43081, Providence, Rhode Island 02940-3081, is the transfer agent and registrar for our common stock.

Dividend Rights

The holders of our common stock are entitled to receive the dividends declared by our board of directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our subsidiaries. Various financing arrangements, charter provisions and regulating requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

The holders of our common stock are entitled to one vote for each share of common stock held. The holders of our common stock are entitled to cumulate their votes when voting for the election of directors.

Pre-emptive Rights

The holders of our common stock generally do not have the right to subscribe for or purchase any part of any new or additional issue of our common stock. If, however, our board of directors determines to issue and sell any common stock solely for money and not by (1) a public offering, (2) an offering to or through underwriters or dealers who have agreed to promptly make a public offering, or (3) any other offering which the holders of a majority of our outstanding common stock have authorized; then such common stock must first be offered pro rata to our existing shareholders on terms no less favorable than those offered to persons other than our existing shareholders.

Rights Upon Liquidation

If we are liquidated, holders of our common stock will be entitled to receive pro rata all assets available for distribution to our shareholders after payment of our liabilities, including liquidation expenses.

Restrictions on Dealing with Existing Shareholders

We are subject to Section 513 of New York’s Business Corporation Law, which provides that no domestic corporation may purchase or agree to purchase more than 10% of its stock from a shareholder who has held the shares for less than two years at any price that is higher than the market price unless the transaction is approved by both the corporation’s board of directors and a majority of the votes of all outstanding shares entitled to vote thereon at a meeting of shareholders, unless the certificate of incorporation requires a greater percentage or the corporation offers to purchase shares from all the holders on the same terms. Our certificate of incorporation does not currently provide for a higher percentage.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

General

We will issue the Junior Subordinated Debentures directly to the public, to a trust or as part of a Stock Purchase Unit under the Junior Subordinated Indenture dated March 1, 2008 between us and the Subordinated Indenture Trustee, The Bank of New York Mellon. This prospectus briefly outlines some provisions of the Subordinated Indenture. If you would like more information on these provisions, you should review the Subordinated Indenture and any supplemental indentures or company orders that we will file with the SEC. See Where You Can Find More Information on how to locate these documents. You may also review these documents at the Trustee’s offices at 101 Barclay Street, New York, New York.

The Junior Subordinated Debentures are unsecured obligations and are junior in right of payment to “Senior Indebtedness”. You may find a description of the subordination provisions of the Junior Subordinated Debentures, including a description of Senior Indebtedness under Subordination.

Because we are a holding company, the claims of creditors of our subsidiaries will have a priority over our equity rights and the rights of our creditors (including the holders of the Junior Subordinated Debentures) to participate in the assets of the subsidiary upon the subsidiary’s liquidation.

The Subordinated Indenture does not limit the amount of Junior Subordinated Debentures that we may issue under it. We may issue Junior Subordinated Debentures from time to time under the Subordinated Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Subordinated Indenture also gives us the ability to reopen a previous issue of a series of Junior Subordinated Debentures and issue additional Junior Subordinated Debentures of such series.

A pricing or prospectus supplement will include the final terms for each Junior Subordinated Debenture. If we decide to list upon issuance any Junior Subordinated Debenture or Junior Subordinated Debentures on a securities exchange, a pricing or prospectus supplement will identify the exchange and state when we expect trading could begin. The following terms of the Junior Subordinated Debentures that we may sell at one or more times will be established in a prospectus supplement:

–	Maturity
–	Fixed or floating interest rate
–	Remarketing features
–	Certificate or book-entry form
–	Redemption

–	Not convertible, amortized or subject to a sinking fund
–	Interest paid on fixed rate Junior Subordinated Debentures quarterly or semi-annually
–	Interest paid on floating rate Junior Subordinated Debentures monthly, quarterly, semi-annually, or annually
–	Issued in multiples of a minimum denomination
–	Ability to defer payment of interest
–	Any other terms not inconsistent with the Subordinated Indenture
–	Issued with Original Issue Discount

The Subordinated Indenture does not protect the holders of Junior Subordinated Debentures if we engage in a highly leveraged transaction.

Redemption

Provisions relating to the redemption of Junior Subordinated Debentures will be set forth in the applicable prospectus supplement. Unless we state otherwise in the applicable prospectus supplement, we may redeem Junior Subordinated Debentures only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. If we do not redeem all the Junior Subordinated Debentures of a series at one time, the Subordinated Indenture Trustee selects those to be redeemed in a manner it determines to be fair.

Junior Subordinated Debenture Certificates-Registration, Transfer, and Payment of Interest and Principal

Unless otherwise indicated in the applicable prospectus supplement, each series of Junior Subordinated Debentures issued to the public initially will be in the form of one or more global Junior Subordinated Debentures, in registered form, without coupons, as described under Book-Entry System. However, if we issue Junior Subordinated Debenture certificates, they will be registered in the name of the Junior Subordinated Debentureholder. The Junior Subordinated Debentures may be transferred or exchanged, pursuant to administrative procedures in the Subordinated Indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent. Payments to public holders of Junior Subordinated Debenture certificates will be made by check.

Original Issue Discount

We may issue the Junior Subordinated Debentures at an original issue discount, bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rate, to be sold at a substantial discount below their stated principal amount. Generally speaking, if the Junior Subordinated Debentures are issued at an original issue discount and there is an event of default or acceleration of their maturity, holders will receive an amount less than their principal amount. Tax and other special considerations applicable to original issue discount debt will be described in the prospectus supplement in which we offer those Junior Subordinated Debentures.

Interest Rate

The interest rate on the Junior Subordinated Debentures will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity or redemption. Interest is generally payable to the person in whose name the Junior Subordinated Debenture is registered at the close of business on the record date before each interest payment date. Interest payable at maturity or redemption, however, will be payable to the person to whom principal is payable.

If we issue a Junior Subordinated Debenture after a record date but on or prior to the related interest payment date, we will pay the first interest payment on the interest payment date after the next record date. We will pay interest payments by check or wire transfer, at our option.

Fixed Rate Junior Subordinated Debentures

A pricing or prospectus supplement will designate the record dates, payment dates, our ability to defer interest payments and the fixed rate of interest payable on a Junior Subordinated Debenture. We will pay interest quarterly or semi-annually, and upon maturity or redemption. Unless an applicable pricing or prospectus supplement states otherwise, if any payment date falls on a day that is not a business day, we will pay interest on the next business day and no additional interest will be paid. Interest payments will be the amount of interest accrued to, but excluding, each payment date. Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Junior Subordinated Debentures

Each floating rate Junior Subordinated Debenture will have an interest rate formula. The applicable pricing or prospectus supplement will state the initial interest rate or interest rate formula on each Junior Subordinated Debenture effective until the first interest reset date. The applicable pricing or prospectus supplement will state the method and dates on which the interest rate will be determined, reset and paid.

Events of Default

The following are events of default under the Subordinated Indenture with respect to any series of Junior Subordinated Debentures, unless we state otherwise in the applicable prospectus supplement:

–	failure to pay for three business days the principal of (or premium, if any, on) that series of Junior Subordinated Debentures when due and payable;
–	failure to pay for 30 days any interest on that series of Junior Subordinated Debentures when due and payable;
–	failure to perform any other requirements in such Junior Subordinated Debentures, or in the Subordinated Indenture, for 90 days after notice;
–	certain events of our bankruptcy or insolvency; or
–	any other event of default specified in a series of Junior Subordinated Debentures.

An event of default for a particular series of Junior Subordinated Debentures does not necessarily mean that an event of default has occurred for any other series of Junior Subordinated Debentures issued under the Subordinated Indenture. If an event of default occurs and continues, the Subordinated Indenture Trustee or the holders of at least 33% of the principal amount of the Junior Subordinated Debentures of the series affected may require us to repay the entire principal of the Junior Subordinated Debentures of such series immediately (“Repayment Acceleration”). In most instances, the holders of at least a majority in aggregate principal amount of the Junior Subordinated Debentures of the affected series may rescind a previously triggered Repayment Acceleration. However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, Repayment Acceleration may be rescinded only if we have first cured our default by depositing with the Subordinated Indenture Trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

The Subordinated Indenture Trustee must within 90 days after a default occurs, notify the holders of the Junior Subordinated Debentures of the series of default unless such default has been cured or waived. We are required to file an annual certificate with the Subordinated Indenture Trustee, signed by an officer, concerning any default by us under any provisions of the Subordinated Indenture.

Subject to the provisions of the Subordinated Indenture relating to its duties in case of default, the Subordinated Indenture Trustee shall be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request, order or direction of any holders unless such holders offer the Subordinated Indenture Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the Junior Subordinated Debentures of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Subordinated Indenture Trustee with respect to such Junior Subordinated Debentures.

Modification of Subordinated Indenture

Under the Subordinated Indenture, our rights and obligations and the rights of the holders of any Junior Subordinated Debentures may be changed. Any change affecting the rights of the holders of any series of Junior Subordinated Debentures requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Junior Subordinated Debentures of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or reduce the percentage required for changes or a waiver of default, unless the holder consents. We may issue additional series of Junior Subordinated Debentures and take other action that does not affect the rights of holders of any series by executing supplemental indentures without the consent of any debentureholders.

Consolidation, Merger or Sale

We may merge or consolidate with any entity or sell substantially all of our assets as an entirety as long as the successor or purchaser (i) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (ii) expressly assumes the payment of principal, premium, if any, and interest on the Junior Subordinated Debentures.

Legal Defeasance

We will be discharged from our obligations on the Junior Subordinated Debentures of any series at any time if:

–	we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Junior Subordinated Debenture of the series, and
–	we deliver to the Trustee an opinion of counsel stating that the federal income tax obligations of debentureholders of that series will not change as a result of our performing the action described above.

If this happens, the debentureholders of the series will no longer be entitled to the benefits of the Subordinated Indenture except for registration of transfer and exchange of Junior Subordinated Debentures and replacement of lost, stolen or mutilated Junior Subordinated Debentures.

Covenant Defeasance

We will be discharged from our obligations under any restrictive covenant applicable to the Junior Subordinated Debentures of a particular series if we perform both actions described above. See Legal Defeasance. If this happens, any later breach of that particular restrictive covenant will not result in Repayment Acceleration. If we cause an event of default apart from breaching that restrictive covenant, there may not be sufficient money or government obligations on deposit with the Subordinated Indenture Trustee to pay all amounts due on the Junior Subordinated Debentures of that series. In that instance, we would remain liable for such amounts.

Junior Subordinated Debentures issued to a trust will not be subject to covenant defeasance.

Subordination

Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

–	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;
–	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or
–	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures.

“Senior Indebtedness” means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

–	all of our indebtedness that is evidenced by notes, debentures, bonds or other securities we sell for money or other obligations for money borrowed;
–	all indebtedness of others of the kinds described in the preceding category which we have assumed or guaranteed or which we have in effect guaranteed through an agreement to purchase, contingent or otherwise; and
–	all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

Any such indebtedness, renewal, extension or refunding, however, will not be Senior Indebtedness if the instrument creating or evidencing it or the assumption or Guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Junior Subordinated Debentures. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue. As of September 30, 2008, our Senior Indebtedness totaled approximately $2.702 billion.

Governing Law

The Subordinated Indenture and Junior Subordinated Debentures of all series are governed by the laws of the State of New York.

Concerning the Trustee

We and our affiliates use or will use some of the banking services of the Subordinated Indenture Trustee in the normal course of business. The Subordinated Trustee is also the Trustee under the Indenture relating to the Senior Notes.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND THE STOCK PURCHASE UNITS

We may issue Stock Purchase Contracts representing contracts obligating holders to purchase from us and we may sell to the holders, a specified number of shares of common stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.

The Stock Purchase Contracts may be issued separately or as a part of units, often known as Stock Purchase Units, consisting of a Stock Purchase Contract and either Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holder’s obligations to purchase the common stock under the Stock Purchase Contracts.

The Stock Purchase Contracts may require us to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations in a specified manner and in certain circumstances we may deliver newly issued prepaid Stock Purchase Contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original Stock Purchase Contract.

The applicable prospectus supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not necessarily contain all of information that you may find useful. For more information, you should review the Stock Purchase Contracts, the collateral arrangements and depositary arrangements, if applicable, relating to such Stock Purchase Contracts or Stock Purchase Units and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of such Stock Purchase Contracts or Stock Purchase Units and, if applicable, prepaid securities.

BOOK-ENTRY SYSTEM

Unless otherwise stated in a prospectus supplement, book-entry securities of a series will be issued in the form of a global security that the Trustee will deposit with The Depository Trust Company, New York, New York (“DTC”). This means that we will not issue security certificates to each holder. One or more global securities will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information:

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults and proposed amendments to the securities documents. For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our or the Trustee’s responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its securities purchased or tendered, through its Participant, to the Tender/Remarketing Agent, and shall effect delivery of such securities by causing the Direct Participant to transfer the Participant’s interest in the securities, on DTC’s records, to the Tender/Remarketing Agent. The requirement for physical delivery of the securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered securities to the Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor depository is not obtained, security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

PLAN OF DISTRIBUTION

We may sell the securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

Furthermore, this prospectus may be used as a resale prospectus for shares of our common stock held by stockholders which may be deemed to be our affiliates; we will receive no proceeds from any such resale.

By Agents

Securities may be sold on a continuing basis through agents designated by us. The agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment.

Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The agents will not be obligated to make a market in the securities. We cannot predict the amount of trading or liquidity of the securities.

By Underwriters

The applicable prospectus supplement will set forth the terms under which the securities are offered, including the name or names of any underwriters, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The underwriters may not be obligated to make a market in the securities. We cannot predict the amount of trading or liquidity of the securities.

Direct Sales

We may also sell securities directly. In this case, no underwriters or agents would be involved.

Affiliates and Resale Prospectus

We may contribute or sell shares of our common stock to entities that may be deemed our affiliates. No agents or underwriters would be involved in such contribution or sale.

The entity or entities receiving our common stock in such contribution or sale may use this prospectus from time to time in offering to resell such common stock. The prospectus supplement relating to such resales will set forth information with respect to the selling stockholders and additional information concerning the resales. There are no current plans for effecting any such resales.

General Information

Underwriters, dealers, agents and others that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers, agents and others to indemnify them against certain civil liabilities, including liabilities under the Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

LEGAL OPINIONS

Our counsel, Hunton & Williams LLP, New York, NY, or Jeffrey D. Cross or Thomas G. Berkemeyer, Deputy General Counsel and Associate General Counsel, respectively, of American Electric Power Service Corporation, our service company affiliate, will issue an opinion about the legality of the securities for us. Dewey & LeBoeuf LLP, New York, NY will issue an opinion for the agents or underwriters. From time to time, Dewey & LeBoeuf LLP acts as counsel to our affiliates for some matters.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from American Electric Power Company, Inc. and Subsidiary Companies’ Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of American Electric Power Company and Subsidiary Companies’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and, as to the report related to the financial statements, includes an explanatory paragraph concerning the adoption of new accounting pronouncements in 2005, 2006 and 2007, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

60,000,000 Shares

American Electric Power Company, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Credit Suisse	J.P.Morgan

Barclays Capital	Citi	Morgan Stanley

Co-Managers

Goldman, Sachs & Co.	UBS Investment Bank	Wachovia Securities

ABN AMRO Incorporated	KeyBanc Capital Markets	Mitsubishi UFJ Securities

April 1, 2009